Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
(in thousands)

Net loss	$(34,156)	$(18,025)	$(19,657)	$(12,826)

Ratios of earnings to fixed charges (1)(2)	—	—	—	—

Ratios of earnings to combined fixed charges and preferred stock dividends (1)(3)	—	—	—	—

(1)	Due to our losses for the years ended December 31, 2014, 2013, 2012, and 2011, the coverage ratio was less than 1:1.
(2)	We would have needed to generate additional earnings of $34.2 million, $18.0 million, $19.7 million and $12.8 million for the years ended December 31, 2014, 2013, 2012, and 2011, respectively, to cover our fixed charges in those periods.
(3)	We would have needed to generate additional earnings of $34.7 million, $21.9 million, $22.8 million and $14.3 million for the years ended December 31, 2014, 2013, 2012, and 2011, respectively, to cover our fixed charges and accrued preferred dividends during those periods. We did not have any preferred stock outstanding after the completion of our initial public offering in February 2014.